                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                       MEDIA SCIENCES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                       MEDIA SCIENCES INTERNATIONAL, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

                   PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    58446X107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                           MICHAEL W. LEVIN, PRESIDENT
                       MEDIA SCIENCES INTERNATIONAL, INC.
                                40 BOROLINE ROAD
                           ALLENDALE, NEW JERSEY 07401
                                  201-236-1100
                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:
                                Dan Brecher, Esq.
                           Law Offices of Dan Brecher
                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                                  212-286-0747

                            CALCULATION OF FILING FEE
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TRANSACTION VALUATION:                                   AMOUNT OF FILING FEE:
$6,159,375 (a)                                           $498.30 (b)
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(a)  Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 547,500 shares of Series A Preferred Stock outstanding as of October 24, 2003, (b) the exchange ratio of 10 shares of
     Common Stock, par value $.001 each, for each share of Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of
     Common Stock of $1.125, as established by the average of the high and low prices reported as of October 28, 2003, on the American Stock Exchange.
(b)  Previously paid.

[x]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  AMOUNT PREVIOUSLY PAID: $498.30
                  FORM OR REGISTRATION NO.:  Schedule TO
                  FILING PARTY:  Media Sciences International Inc.
                  DATE FILED:  November 4, 2003

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                       2

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Media Sciences International, Inc., a Delaware corporation (the "Company"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on
November 4, 2003, as amended by Amendment No. 1 filed on November 5, 2003,
Amendment No. 2 filed on November 13, 2003, and Amendment No. 3 filed on
November 25, 2003 (the "Schedule TO"), to add a new exhibit and to amend and supplement Item 1 and Item 4 of the Schedule TO, as described below.

The purpose of this Amendment is to clarify the preferred shareholder's withdrawal rights by amending and supplementing the November 24, 2003 Offer of
Conversion and Consent Statement by means of Supplement to the November 24, 2003
Offer of Conversion and Consent Statement. The Supplement is filed as Exhibit
(a)(1)(K) to this Schedule TO.

ITEM 1:  SUMMARY TERM SHEET.

The Supplement modifies the November 24, 2003 Offer of Conversion and Consent
Statement as follows:

     1.   On page 3 of the November 24, 2003 Offer Statement, under the section entitled "Summary Term Sheet with Questions and Answers," the section appearing under the heading "Withdrawal Rights" is amended by deleting the two sentences that read:

               You may withdraw your acceptance of the Offer of Conversion at any time prior to the expiration date. Additionally, you may withdraw your acceptance for a period of forty business days from the commencement of this Offer to the extent your shares have not yet been accepted.

          This section under the heading "Withdrawal Rights" is amended by inserting the following two sentences in place thereof:

               You may withdraw your tender of your preferred shares
               pursuant to the Offer of Conversion at any time during the period the Offer of Conversion remains open, and, you may
               withdraw your tender to the extent we have yet to accept
               your tendered shares within forty business days of the
               commencement of the Offer of Conversion.

     2.   On page 14 of the November 24, 2003 Offer Statement, under the subsection entitled "Withdrawal of Acceptance" under the section entitled "The Offer of Conversion and Consent" is amended by deleting the first paragraph that read:

               You may withdraw your tender at any time prior to the expiration date. Additionally, you may withdraw your tender for a period of forty business days from the commencement of this Offer of
               Conversion to the extent your shares have not yet been accepted.

          The first paragraph of the subsection entitled "Withdrawal of
          Acceptance" is amended by inserting the following paragraph in place thereof:

               You may withdraw your tender of your preferred shares
               pursuant to the Offer of Conversion at any time during the period the Offer of Conversion remains open, and, you may
               withdraw your tender to the extent we have yet to accept
               your tendered shares within forty business days of the
               commencement of the Offer of Conversion.

                                      3

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ITEM 4:  TERMS OF THE TRANSACTION.

Refer to Item 1 above for the modifications relating to withdrawal rights.

ITEM 12.  EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented to add Exhibits
(a)(1)(K), and Item 12 as restated reads as follows.

(a)  Exhibit (a)(1)(A)*  Offer of Conversion and Consent Statement, dated
                         November 3, 2003
     Exhibit (a)(1)(B)*  Letter to Preferred Shareholders dated November 3, 2003
     Exhibit (a)(1)(C)*  Preferred Shareholder Election Form
     Exhibit (a)(1)(D)*  Letter to Preferred Shareholders dated November 4, 2003
     Exhibit (a)(1)(E)*  Letter to Preferred Shareholders dated November 12, 2003
     Exhibit (a)(1)(F)*  Media Sciences International, Inc. Form 10-KSB for its
                         year ended June 30, 2003, incorporated herein by
                         reference.
     Exhibit (a)(1)(G)*  Media Sciences International, Inc. Form 10-QSB for its
                         quarterly period ended September 30, 2003,
                         incorporated herein by reference.
     Exhibit (a)(1)(H)*  Offer of Conversion and Consent Statement, as amended and supplement as of November 24, 2003
     Exhibit (a)(1)(I)*  Letter to Preferred Shareholders dated November 24, 2003
     Exhibit (a)(1)(J)*  Summary of Modifications, dated November 24, 2003
     Exhibit (a)(1)(K)   Supplement to the Offer of Conversion and Consent
                         Statement, dated December 1, 2003

(d) Exhibit (d)*         Form of Restated Certificate of Designation

(g) Not applicable.

(h) Not applicable.

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*   Previously filed.

                                       4

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     MEDIA SCIENCES INTERNATIONAL, INC.

                                     By:      /s/ Michael W. Levin
                                        ----------------------------------------
                                              Michael W. Levin
                                              President

Dated:  December 1, 2003

                                       5

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                                Index to Exhibits

Exhibit 99.1*   Exhibit (a)(1)(A)  Offer of Conversion and Consent Statement,
                                   dated November 3, 2003
Exhibit 99.2*   Exhibit (a)(1)(B)  Letter to Preferred Shareholders dated
                                   November 3, 2003
Exhibit 99.3*   Exhibit (a)(1)(C)  Preferred Shareholder Election Form
Exhibit 99.4*   Exhibit (d)        Form of Restated Certificate of Designation
Exhibit 99.5*   Exhibit (a)(1)(D)  Letter to Preferred Shareholders dated
                                   November 4, 2003
Exhibit 99.6*   Exhibit (a)(1)(E)  Letter to Preferred Shareholders dated
                                   November 12, 2003
Exhibit 99.7*   Exhibit (a)(1)(F)  Media Sciences International, Inc. Form
                                   10-KSB for its year ended June 30, 2003,
                                   incorporated herein by reference.
Exhibit 99.8*   Exhibit (a)(1)(G)  Media Sciences International, Inc.
                                   Form 10-QSB for its quarterly period ended
                                   September 30, 2003, incorporated herein by
                                   reference.
Exhibit 99.9*   Exhibit (a)(1)(H)  Offer of Conversion and Consent Statement,
                                   as amended and supplement as of
                                   November 24, 2003
Exhibit 99.10*  Exhibit (a)(1)(I)  Letter to Preferred Shareholders dated
                                   November 24, 2003
Exhibit 99.11*  Exhibit (a)(1)(J)  Summary of Modifications, dated November 24,
                                   2003
Exhibit 99.12   Exhibit (a)(1)(K)  Supplement to the Offer of Conversion
                                   and Consent Statement, dated December 1, 2003

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*   Previously filed.

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